Securities and Exchange Commission
February 5, 2013

February 5, 2013

Via EDGAR

Pamela A. Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the Company)
Amendment No.5 to Registration Statement
No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of January 25, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 6 to the Form S-1.

General

1.	In your next amendment, please include the delaying amendment language in Rule 473 of the Securities Act.

We have revised our disclosure as requested to include the delaying amendment language in Rule 473 of the Securities Act.

Executive Officer and Director Compensation, page 62

2.
Please update the compensation disclosure in the filing to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year. Please note that you must also continue to disclose the compensation for the year ended December 31, 2011. Refer to Item 402 of Regulation S-K.

We have revised our disclosure as requested to include compensation for the year ended December 31, 2012.

Note 9 - Subsequent Events, page F-15

3.
We note your disclosure indicating that on January 9, 2013 you purchased the assets, both tangible and intangible, required to manufacture the permanent magnet generator (PMG) used in your InVerde product. Please disclose the purchase price of this acquisition and with reference to Rule 11-01(d) and ASC Topic 805-50-10, please tell us what consideration you have given to including financial statements of businesses acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. Refer to Part I, Item 11(e) of Form S-1.

Tecogen Inc.
45 First Avenue
Waltham, MA 02451
781-466-6400 • 781-466-6466 (fax)
www.tecogen.com

Securities and Exchange Commission
February 5, 2013

The Asset Purchase Agreement between the Company and Danotek LLC, or Danotek, included a requirement to keep the financial details of the transaction confidential for a period of six months. We have requested confidential treatment of the Asset Purchase Agreement under Rule 406 promulgated under the Securities Act of 1933, as amended.

In accordance with Rule 11-01(d) and ASC Topic 805 under Rule 8-04 of Regulation S-X, we determined that pro forma financial information would not be required for the following reasons. Danotek produced a generator that the Company uses in its InVerde 100 unit. There is no other market or customers for this generator. Danotek, currently under “Assignment for the Benefit of Creditors”, manufactured other generator lines for its customers, but the Company did not purchase any of these components. For the Company, this purchase of the DMT5300 product line is considered an asset and not a business; there will be no revenue generated from this product line. For Danotek, this product line was not considered a separate entity, subsidiary or division; it was simply one product of many that it developed and manufactured.

Furthermore, the manufacturing operation will be moved to the Company's facilities and the generators will be manufactured by the Company's personnel. No Danotek employees were hired by the Company. As part of the purchase, Danotek's employees provided the Company's employees with production techniques by allowing them to view and participate in the final production runs of the generators at Danotek's facility in Michigan. There were no market distribution systems, sales force, customer base, operating rights or trade names purchased as the Company simply purchased the equipment, documentation, rights and know how required to build these generators in house. The Company has engaged a professional valuation advisor to assist in valuing each tangible and intangible asset purchased. For the above reasons, the Company has determined that pro forma financial information is not required in accordance with Rule 11-01(d) and ASC Topic 805 under Rule 8-04 of Regulation S-X.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney
Craig Slivka, Special Counsel

Tecogen Inc.
45 First Avenue
Waltham, MA 02451
781-466-6400 • 781-466-6466 (fax)
www.tecogen.com